August 11, 2006

Securities and Exchange Commission Division of Corporate Finance 100 F Street N.E. Washington, D.C. 20549-0306 Attn: Mr. David H. Roberts Mail Stop 0409
VIA FACSIMILE AND EDGAR

Re: Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), we are responding to the letter dated July 26, 2006 (the "Comment Letter") from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the "Commission"). Concurrently herewith we transmit for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Hostopia's Registration Statement on Form S-1 (the "Form S-1")

        Set forth below are the responses to the Comment Letter provided to us by Hostopia. For ease of reference, each comment contained in the Comment Letter appears directly above the parties' corresponding response.

Form S-1

General

1.
Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

        Response:    Copies of the graphics we intend to use in the prospectus are not yet available, but will be delivered supplementally via Federal Express to the Staff's attention when available.

2.
We note your use of the term "leading" throughout the document. For instance, on page 1, 26 and 40 you note that you are "a leading provider of Web services that enable small and medium-sized businesses to establish and maintain an Internet presence." Please revise to clarify the measure you are using to determine your leadership position. Also, provide us with independent support for these assertions and clearly mark the location of the information you believe supports your disclosure.

Securities and Exchange Commission
August 11, 2006

        Response:    We have revised the references in the prospectus to clarify that Hostopia is the leading provider of Web services on the basis of the number and size of customers, the number of end-user Web sites that it supports, the quality of its Web services, and its reputation as a private label wholesale provider of Web services. Copies of the support for this assertion with the relevant sections marked will be delivered supplementally via Federal Express to the Staff's attention.

3.
We note your use of the term "Company" throughout the prospectus. Since the term is a vague and abstract term, please revise to use your actual company name or a shortened version of it throughout your document.

        Response:    We have revised the prospectus as requested.

4.
Please provide us with relevant portions of any study or report that you cite in your disclosure. For example, you refer to publications and reports generated by International Data Corporation. Tell us whether the industry reports or studies that you rely on were prepared for you or if the information is generally available to the public. If appropriate, please file the expert's consent as an exhibit to the registration statement.

        Response:    Copies of the requested studies and reports with the relevant sections marked that support the data included in the prospectus will be delivered supplementally via Federal Express to the Staff's attention. The studies and reports relied on were not prepared for Hostopia and are available to the public for a fee. We have also filed a consent from International Data Corporation as an exhibit to the Form S-1.

Our Company, page 1

5.
Please tell us how you selected the customers listed in this section and on pages 41, 45, and 50. Indicate whether these customers are representative of your customer base and if so please explain why. Refer to Item 101(c)(vii) of Regulation S-K.

        Response:    The customers listed on pages 1, 41, 45 and 50 were selected on the basis of an analysis of all of our customers. This analysis indicates that our customers are derived from the following groups of service providers: telecommunications companies; broadband services (Internet service providers); and domain registrars. The customers listed on pages 1, 41, 45 and 50 are representative in that they have been selected from among these groups and, in addition, comprise a significant percentage of Hostopia's revenues.

6.
The discussion of revenues in this section repeats information that is disclosed in your summary financial statements on page 5. Please revise to omit this repetitive information. Alternatively, please balance the discussion of revenues with disclosure of your history of losses and your accumulated deficit.

        Response:    We have revised this section as requested. See page 1 of the Form S-1.

Securities and Exchange Commission
August 11, 2006

The Offering, page 3

7.
We note that you measure and report your financial results in U.S. dollars. For consistency, please revise to discuss your use of proceeds in U.S. dollars rather than Canadian dollars.

        Response:    We have revised this section as requested. See page 3 of the Form S-1.

Risk Factors, page 8

8.
Please avoid using generic conclusions such as "adversely affected" or similar language when describing a risk's effects. For example, you indicate that if third party research is inaccurate or incomplete your performance "could be negatively impacted and our profitability and ability to conduct our business could be materially adversely affected." Replace this and similar language with specific disclosure of how your business, financial condition and results of operations would be affected by the facts you describe

        Response:    We note the Staff's comment and have reviewed and revised the risk factor section of the prospectus where we deemed appropriate to clarify the effects of the risks described.

We face intense and growing competition. If we are unable to compete successfully, our business will be seriously harmed, page 8

9.
We note that the risk factor's narrative is over a page long and contains repetitive disclosure. Please revise to more concisely discuss the risk factor and eliminate repetitive disclosure.

        Response:    We have revised the risk factor to make it more concise. See page [8] of the Form S-1.

We rely on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer and end-user service, or increased expenditures, page 9

10.
We note that you have experienced system failures or outages in, the past. Please revise your risk factor describe the failure and the impact on your business.

        Response:    We have revised this risk factor as requested. See page 8 of the Form S-1.

We are dependent on our executive officers and our specialized workforce, and the loss of any key member of this team may compromise our ability to manage our business and pursue our growth strategy successfully, page 14

Securities and Exchange Commission
August 11, 2006

11.
You state that you are dependent on key employees. Please revise your disclosure to identify all employees upon whom you depend.

        Response:    We have revised this risk factor as requested. See page 13 of the Form S-1.

12.
Please advise us whether you have entered into employment agreements with your key employees. If you have not entered into employment agreements with all of these individuals, please revise the risk factor to note this fact.

        Response:    We have revised this risk factor to note that we have entered into employment contracts with the identified key employees. See page 13 of the Form S-1.

There is currently no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment, page 17

13.
We note that a number of the factors you list that may influence the market price of your shares appear to be generic to all public companies. For instance, you list terrorist acts or war as factors that may influence the market price of your shares. Please revise to ensure that each factor describes the specific risks to your company.

        Response:    We have revised this risk factor as requested. See page 17 of the Form S-1.

Management will retain significant influence over our affairs due to their continued share ownership, page 18

14.
Please revise to note that Colin Campbell, William Campbell, and Lillian Campbell beneficially own roughly 47.8% of your outstanding shares and to note their relationship to one another.

        Response:    We have revised this risk factor as requested. See page 18 of the Form S-1.

Use of Proceeds, page 21

15.
We note that management will have broad discretion concerning the use of net proceeds from this offering. Please revise to discuss the specific contingencies that could result in a change to your use of proceeds and alternatives to the identified uses. Refer to Instruction 7 of Item 504 of Regulation S-K.

        Response:    We have revised the use of proceeds section as requested. See page 21 of the Form S-1.

Securities and Exchange Commission
August 11, 2006

  Capitalization, page 22

16.
Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization since this is not part of your capitalization.

        Response:    We have revised the capitalization section as requested. See page 22 of the Form S-1.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 26

Key Metric, page 26

17.
Disclosure under the heading "Overview" states that you derive revenues primarily from the sale of Web services to your customers who in turn resell them to their end-user businesses. Please revise your discussion of key metric to explain how revenues are based on the number of end-user businesses, as opposed to your direct customers, who purchase your Web services.

        Response:    We have revised the prospectus as requested. See page 26 of the Form S-1.

Sources of Revenues, page 26

18.
Please revise the disclosure on page 27 to explain why management:
•
expects Web hosting and application services revenue to increase in absolute dollars and to remain relatively stable as a percentage of total revenues;

•
expects the revenue derived from the direct sale of Web services to small Web hosting resellers and end-user businesses to decline relative to total revenues; and

•
expects other services revenue to increase in absolute dollars and to remain relatively stable as a percentage of total revenues.

        Response:    We have revised the prospectus as requested. See page 27 of the Form S-1.

Accounting for Stock-Based Compensation, page 30

19.
We note that you did not obtain a valuation by an unrelated valuation specialist for your equity issuances in the most recent twelve months. Tell us what consideration was given to providing the following information in your MD&A:

Securities and Exchange Commission
August 11, 2006

  •
  A discussion of the significant factors, assumptions and methodologies used in determining fair value

  •
  A discussion of each significant factor contributing to the difference between the fair value as of the date of each of your grants and the estimated IPO price once determined

  •
  The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

        Response:    Hostopia determined that due to the small number of options awarded, this disclosure would not be material to a prospective investor, and as a result omitted it from the prospectus.

        Hostopia awarded an aggregate of 44,040 options during fiscal 2006. Of this amount, only 15,000 or less than 2% of the total number of outstanding options were awarded to executives officers of Hostopia. Hostopia does not consider these awards to be material in terms of the disclosure in the prospectus' Management Discussion and Analysis section as Hostopia was operating under APB 25 and did not record an expense at the time of the option issuances. Further, had Hostopia adopted the accounting treatment promulgated under FASB 123R, the incremental expense in fiscal 2006 year would have been approximately $30,000 or approximately 1% of fiscal 2006 income before taxes, an amount Hostopia did not consider to be material to a prospective investor. Accordingly, it was determined not necessary the analysis in the prospectus.

        Hostopia based its determination of the fair value of the strike price of options granted by comparing its revenues, gross profit, earnings before taxes and cash flows with those of comparable companies and assigning similar multiples to itself. These factors were chosen based on Hostopia's view of market conditions. Any differences between the fair value as of the date of the grants of options and the IPO price of Hostopia common shares will, Hostopia believes, be based on the increase in Hostopia's revenues, gross profit, earnings before taxes and cash flows since the date of grant. Hostopia opted not to obtain the services of an independent valuation specialist due to the limited number of options awarded in the past.

        Hostopia determined that due to the small number of options awarded, this disclosure would not be material to a prospective investor, and as a result omitted it from the prospectus

Results of Operations, page 31

Operating Expenses, page 32

20.
Please revise this section and the Operating Expenses section on page 35 to note the reason for the increase in operating expenses.

Securities and Exchange Commission
August 11, 2006

        Response:    We have revised the prospectus as requested. See page 32 and 35 of the Form S-1.

Liquidity and Capital Resources, page 37

21.
Please revise to discuss liquidity on both a long-term (more than 12 months) and a short-term (less than 12 months) basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K. For example, we note the discussion of your growth strategy in the Business section, but it is not clear whether your sources of liquidity will be sufficient to fund expected growth.

        Response:    We have revised the prospectus as requested. See page 38 of the Form S-1.

Our Key Strengths, page 44

22.
You state that you have an "award-winning suite of Web services." Please provide us with supporting documentation for this assertion and revise this section to note the awards that you have won.

        Response:    Copies of the supporting documentation regarding the awards won by Hostopia's suite of Web services will be delivered supplementally via Federal Express to the Staff's attention.

Our experienced management team, page 45

23.
You state that "[c]ompanies run by Messrs. Nemanic, Campbell and Campbell have won awards and industry recognition, including Profit Magazine's 7th fastest growing company (1997), Profit Magazine's 3rd fastest growing company (1998), Profit Magazine's 1st fastest growing company (2005) as well as PC Magazine's top 100 sites (1997-1999)." Please provide us with support for these assertions.

        Response:    Copies of the supporting documentation regarding awards and recognition received by Messrs. Nemanic, Campbell and Campbell will be delivered supplementally via Federal Express to the Staff's attention. We have deleted the reference to PC Magazine due to difficulty obtaining original documentation.

24.
You state that following completion of the offering, management will retain significant shareholdings in your company. Please revise to quantify the term significant.

        Response:    We have revised the prospectus as requested. See page 45 of the Form S-1.

Securities and Exchange Commission
August 11, 2006

Customers, page 50

25.
Please revise to state the percentage of total revenues attributed to each of Bell Canada and Register.com, Inc.

        Response:    We have revised the prospectus as requested. On review we noted that Bell Canada was the only customer that accounted for more than ten percent of our revenues. See page 50 of the Form S-1.

Case Study of a Major North American Telecommunications Services Provider, page 50

26.
This section appears to constitute an endorsement from Telco. Please file as an exhibit to the registration statement the written consent of Telco to use information about its business in the prospectus. Also, please tell us whether Telco was compensated for the endorsement. If so, please revise your disclosure to note that fact and disclose the amount of such payment.

        Response:    We have deleted the case study section from the prospectus.

Software as a Service delivery platform, page 51

27.
Please revise to explain the meaning of the statement that you have built your "application delivery platform to economically scale."

        Response:    We have revised the prospectus to explain the meaning of this phrase. See page 51 of the Form S-1.

Intellectual Property, page 52

28.
Please revise to include a list of all of your registered trademarks. This disclosure should include the duration and effect of each trademark. Refer to ltem 101 of Regulation S-K.

        Response:    We have revised the prospectus to include the information requested. See page 52 of the Form S-1.

29.
In the third full paragraph on page 53, you state that under your agreement with GFL you jointly own certain Website Templates and images with GFL. You also state that your ownership rights with respect to the Website templates and images are not restricted by this agreement. Please revise to further clarify your ownership rights regarding the Website Templates and images you jointly own with GFL. This disclosure should include, but not be limited to, whether you need to obtain the approval of GFL before you sell the Website Templates and images.

        Response:    We have revised the prospectus as requested. See page 53 of the Form S-1.

Securities and Exchange Commission
August 11, 2006

Competition, page 53

30.
Please revise to disclose your competitive position in each category of service that you offer. This disclosure should include a discussion of both the positive and negative factors pertaining to your competitive position to the extent that they exist. Refer to Item 101(c)(x) of Regulation S-K.

        Response:    We have revised the prospectus as requested. See page 53 of the Form S-1.

Acquisitions, page 54

31.
On page F-11, you state that on "January 31, 2006, the Company entered into an agreement to purchase a customer list from one of its customers for $1,132,000 and assume the liability for future services." Please revise this section to note that you assumed the liability for future services and to provide a more detailed description of the assets purchased.

        Response:    We have revised the prospectus as requested. See page 54 of the Form S-1.

Management, page 55

32.
Please provide the nature of the business where your executive officers have previously worked. For example, please state the nature of the business of TUCOWS Interactive Inc.

        Response:    We have revised the prospectus as requested. See page 56 of the Form S-1.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements, page 64

33.
Please disclose the termination date of your employment agreements with Mr. William Campbell, Mr. Colin Campbell, Mr. Mugan, Mr. Engels and Mr. Bhagat.

        Response:    We have revised this section as requested. See page 65 of the Form S-1.

Principal and Selling Shareholders, page 67

34.
Please identify the natural persons holding voting control and dispositive powers over TELUS Ventures and Data Centurion Canada Inc. unless either entity is a public company, investment company or a wholly-owned subsidiary of a public company. Refer to the Division of Corporation Finance Telephone Interpretation 4S (March 1999 Supplement).

Securities and Exchange Commission
August 11, 2006

        Response:    We have revised this section to identify Igor Nikolaichuk and Elana Nikolaichuk as the persons holding voting control and dispositive powers over Data Centurion Canada Inc.; Telus Corporation is wholly owned by TELUS Communications Company, a widely held Canadian public company. See page 71 of the Form S-1.

35.
Please tell us why you have excluded Mr. George and Mr. McMahon from the ownership table. We note that they are employees of TELUS and therefore may be beneficial owners of the stock held by TELUS. In addition, please tell us how you arrived at the total number of shares held by directors and officers as a group.

        Response:    Mr. George and Mr. McMahon have been added to the ownership table only because they are directors of Hostopia and as such are required to be listed on the table. Neither holds any Hostopia stock for his own account.

        Pursuant to the Shareholder Agreement dated December 27, 2001, TELUS is entitled to nominate two directors to our board of directors for as long as it holds at least 1,700,000 shares of our stock (not taking into account the one-for-five reverse stock split). TELUS has duly appointed Mr. George and Mr. McMahon to those board positions. Mr. George is currently a Vice President of TELUS Ventures, the strategic venture investment arm of TELUS, and Mr. McMahon is currently the Vice President of Customer Care and Carrier Services for Partner Solutions of TELUS Communications. Neither Mr. George nor Mr. McMahon serves as a director or officer of TELUS. Neither Mr. George nor Mr. McMahon holds any investment power or voting power over the Hostopia shares owned by TELUS, and thus neither is a beneficial owner of that stock under Rule 13d-3 of the Securities Exchange Act.

        The number of shares held by current directors and officers as a group has been recomputed to a total of 4,669,573 shares, which includes the direct and indirect shareholdings of the 11 natural persons who are currently directors and executive officers of Hostopia. The total does not include the shares held by TELUS, the shares held by Data Centurion Canada Inc., the shares held by Mr. Franc Nemanic (as a former officer of Hostopia), and shares held by Ms. Lillian Campbell.

36.
Please identify all selling stockholders who are registered broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. If the shares were not issued as underwriting compensation, please revise to name the broker-dealers as underwriters.

        Response:    The Company advises the Staff that, to its knowledge after inquiry, none of the selling shareholders are registered broker-dealers.

37.
Please identify any selling stockholders that are affiliates of broker-dealers and provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

Securities and Exchange Commission
August 11, 2006

  •
  how long the selling stockholders have held the securities,

  •
  the circumstances under which the selling stockholders received the securities,

  •
  the selling stockholders' relationship to the issuer,

  •
  the amount of securities involved,

  •
  whether the sellers are in the business of underwriting securities, and

  •
  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

  Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

  •
  the seller purchased in the ordinary course of business and

  •
  at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the services.

        Response:    The Company advises the Staff that, to its knowledge after inquiry, none of the selling stockholders are affiliates of broker-dealers.

Certain Relationships and Related Party Transactions, page 69

38.
We note on page 63 that you paid consulting fees to John Nemanic and to a business owned by John Nemanic. Please revise this section to note these payments.

        Response:    We have revised this section as requested. See page 74 of the Form S-1.

39.
For all the agreements discussed in this section, please revise to note whether the terms are equivalent to terms you would have received under an arms-length agreement. Also, please disclose the termination date for each agreement or disclose that the agreements have unlimited duration.

        Response:    We have revised this section as requested. See page 74 of the Form S-1.

Description of Capital Stock, page 71

Preferred Stock, page 71

40.
Please revise this section to specifically describe the Series A preferred stock, including the redemption and conversion features.

Securities and Exchange Commission
August 11, 2006

        Response:    We have revised this section to described the Series A Preferred stock in detail, as requested. See page [75] of the Form S-1.

Warrants, page 72

41.
Please revise to clarify when the warrants may be exercised.

        Response:    We have revised this section as requested. See page 75 of the Form S-1.

Underwriting, page 74

42.
We note the disclosure indicating that the underwriters may terminate their obligations under the underwriting agreement for a variety of reasons. Please provide us with a draft copy of the underwriting agreement or the termination provisions of the agreement. We may have further comment.

        Response:    The underwriting agreement has not been prepared to date. We will provide the Staff with a draft copy of the underwriting agreement as soon as we are able.

Lock-up Agreements, page 78

43.
You state that substantially all of your existing securityholders have entered into lock-up agreements with your underwriters. Please revise your disclosure to quantify the number of shares subject to the lock-up agreements.

        Response:    We have revised this section as requested. See page [83] of the Form S-1.

Where You Can Find Additional Information, page 82

44.
Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.

        Response:    We have revised this section as requested. See page 83 of the Form S-1.

Financial Statements and Notes

45.
Tell us how you meet the requirements to include Schedule II information regarding the company's valuation and qualifying accounts pursuant to Rule 5-04 of Regulation S-X.

        Response:    We have added the Schedule II information regarding the company's valuation and qualifying accounts pursuant to Rule 5-04 of Regulation S-X as page S-1 in the registration statement.

Securities and Exchange Commission
August 11, 2006

Exhibits

46.
Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

        Response:    We have filed the draft opinion of Dorsey & Whitney LLP as an exhibit as requested.

* * * * * *

        As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (416) 367-7373 if we can expedite your review in any way, or fax me at (416) 367-7371.

Sincerely,
Gil I. Cornblum